June 16, 2015

BY EDGAR

Loan Lauren P. Nguyen
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	U.S. Energy Corp. Registration Statement on Form S-3 (Filed May 21, 2015; File No. 333-204350)

Dear Ms. Nguyen:
Set forth below is the response of U.S. Energy Corp. (the "Company") to the comment of the Staff of the Division of Corporation Finance, which was delivered in your letter dated June 10, 2015, on the above-referenced Registration Statement.  The Staff's comment is indicated in bold and is followed by the Company's response.
General

1.
It appears that you may be relying on General Instruction I.B.6 of Form S-3 to register your offering. As such, please revise your registration statement to set forth on the outside front cover of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity held by non-affiliates pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. We refer you to the disclosure required pursuant to Instruction 7 to I.B.6.of Form S-3.

The outside front cover page of the prospectus included in the Registration Statement has been revised in response to the Staff's comment.
*              *              *              *              *

The Company acknowledges that:
•
Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335.  Thank you in advance for your assistance.

Sincerely,

/s/ Steven D. Richmond
Steven D. Richmond
Chief Financial Officer